

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Via E-mail
Gregory H. Sachs, CEO
SCG Financial Acquisition Corp.
615 N. Wabash Avenue
Chicago, IL 60611

> **Re: SCG Financial Acquisition Corp.**
> **Amendment No. 5 to Schedule TO**
> **Filed March 28, 2013**
> **File No. 005-86187**

Dear Mr. Sachs:

We have reviewed your amended filing and have the following comments.

Offer to Purchase

Unaudited Pro Forma Condensed Combined Balance Sheet For the Year Ended December 31, 2012, page 146

1. We note your revision on page 149 to adjustment (V) where you briefly explain the positive additional paid-in capital adjustment totaling $38,905,833. Please further revise to include a table listing the components of that amount to the extent they agree to the comparable adjustments elsewhere in the pro forma. In this regard, the table would include amounts from adjustments (U) and (EE) as well as amounts related to the adjustments for deferred revenue, deferred tax liability and preliminary values of the intangible assets and goodwill acquired.

Symon Holdings Corporation

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-79

2. We note your added disclosure regarding the contracts with resellers on page F-80. Please further expand this disclosure to include whether Symon offers contractual rights of return and whether revenue on sales to resellers is recognized upon delivery, consistent with your disclosures on page 134.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. For questions related to the tender offer, please contact Dan Duchovny, Special Counsel, at (202) 551-3619. For all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant,

cc: <u>Via E-mail</u>
       Ameer Ahmad, Esq.
       Greenberg Traurig LLP